

Mailstop 3233

September 23, 2016

Via E-mail
Mr. Wilbur Paes
Executive Vice President, Chief Financial Officer and Treasurer
Paramount Group, Inc.
1633 Broadway, Suite 1801
New York, New York 10019

> **Re: Paramount Group, Inc.**
> **Form 10-K**
> **Filed February 25, 2016**
> **File No. 001-36746**

Dear Mr. Paes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities